PRESS RELEASE
FOR IMMEDIATE RELEASE

Longueuil, November 3rd, 2005

CAMBIOR'S EXPLORATION UPDATE

Cambior is pleased to provide an update on the exploration results for the La Arena gold property in Peru.

LA ARENA – POSITIVE RESULTS ON THE AU-CU PORPHYRY

The La Arena property is located near the town of Huamachuco in La Libertad department, 480 kilometers north northwest of Lima, Peru. Geologically, it lies within a multimillion ounce gold district that includes the Alto Chicama, Tres Cruces, Shahuindo and Comarsa deposits. The property contains a gold epithermal deposit hosted by highly fractured sandstones of the Chimu formation and a Au-Cu porphyry deposit, directly adjacent to it. An updated resource estimate on the gold epithermal deposit was released earlier this year and showed a 30% increase in Measured and Indicated resources. Significant mineral occurrences of the same style are known on the rest of the property.

Encouraged by the results released in May 2005 following a first drilling program, the Company initiated a second phase to this program on September 15th 2005. The program included 98 holes totalling 19,280 meters to be drilled on the La Arena concession with the following objectives in mind:

Zone	Program (m)	# holes	Objective
La Arena Au-Cu deposit	10,130	33	Deposit evaluation by pattern drilling on a 100 m section spacing
La Arena Au deposit	3,210	44	Complete the infill drilling and test remaining open extensions
El Alizar Au-Cu occurrence	2,740	8	Preliminary evaluation of this porphyry located 1 km west of the La Arena porphyry
La Arena property	3,200	13	Drill test significant mineral occurrences, geochem and geophysic anomalies on the rest of the property
	19,280	98	

The La Arena epithermal and porphyry deposits, covering an area exceeding 3 km^2, are part of a multi phased mineralized system displaying potassic and phyllic alteration zones in the porphyry, intermediate sulfidation alteration in the adjacent gold epithermal deposit and overprinting the porphyry and finally hydrothermal and phreatic breccias. La Arena porphyry covers a superficy of more than 2 km X 1 km and has only been drill tested in its central part so far, over a length of approximately 1 km. Additional exploration is required in the north and south extensions.

El Alizar porphyry lies 1 km west of the Arena porphyry and represents a separate porphyry deposit. It has been tested with only one hole so far (03D-LA-109), which showed the presence of gold and copper mineralization within the potassic zone of the porphyry. Surface geochemical sampling also shows gold and copper anomalies coincident with the Alizar porphyry. Induced polarization survey shows similar sizes and geophysical responses for both Alizar and Arena porphyries.   This year program includes 8 holes in the Alizar in this porphyry to provide initial evaluation of its potential.

As of October 31st 2005, assays were received for 28 holes totalling more than 11,000 meters drilled. The available results from this drilling program are attached to this press release. A detailed plan view for the La Arena project is also attached. Initial results confirm the presence of gold and copper mineralization with economic potential within the Arena porphyry. Results indicate broad mineralized zones starting at surface and continuous at depths exceeding 350 meters.

The current plan includes completing the drilling program, conducting initial metallurgical studies on the La Arena Au-Cu mineralization, compiling results, geological modelling and initial resource estimation by the end of the first quarter of 2006.

Quality Control

Follow up on the drilling program was carried out by Cambior employees, under the supervision of Louis Gariepy, Geologist, Manager, Exploration–Peru. Mr. Gariepy is a qualified person (as defined by National Instrument 43-101) with more than 20 years of experience in exploration. Cambior has established an Analytical Quality Assurance Program to control and assure the analytical quality of assays in its gold exploration. This program includes the systematic addition of blank samples, field duplicates and certified standards to each batch of samples sent for analysis at commercial laboratories. Blank samples are used to check for possible contamination in laboratories, field duplicates quantify overall precision while certified standards determine the analytical accuracy. Samples were sent for assaying to ALS Chemex Laboratory in Lima, Peru, as a primary lab. Samples were assayed by fire-assay followed by atomic absorption or gravimetry according to industry standards. In addition, 10% of the pulps from the primary lab were sent to a second certified laboratory for analysis.

The La Arena drilling results table and map mentioned in the text are attached to this press release. If you did not receive them, you can download them with this press release from the Cambior website, at www.cambior.com, or you can contact us at the number indicated at the end of this release.

Cambior Inc. is an international gold producer with operations, development projects and exploration activities throughout the Americas. Cambior's shares trade on the Toronto (TSX) and American (AMEX) stock exchanges under the symbol "CBJ". Cambior's warrants "CBJ.WT.C" and "CBJ.WT.D" trade on the TSX.

Cautionary Note to U.S. Investors -- The United States Securities and Exchange Commission (the "SEC") permits mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. We use certain terms in this press release, such as "mineral resources", that the SEC guidelines strictly prohibit us from including in our filings with the SEC. U.S. investors are urged to consider closely the disclosure in Cambior's Annual Report on Form 40-F. A copy of the 2004 Form 40-F is available to shareholders, free of charge, upon written request addressed to the Investor Relations Department.

Caution Concerning Forward-Looking Statements

This press release contains certain "forward-looking statements", including, but not limited to, statements concerning the current drilling program, the continuing development plan and the type of mineralization present. Forward-looking statements involve a number of risks and uncertainties. There can be no assurance that such statements will prove to be accurate. Actual results and future events could differ materially from those anticipated in such statements. Risks and uncertainties that could cause results or future events to differ materially from current expectations expressed or implied by the forward-looking statements include, among other things, but without limitation, those set forth in Cambior's 2004 Annual Information Form filed with the Securities Commissions of all provinces in Canada, and with the United Stated Securities and Exchange Commission (under Form 40-F), as well as the Toronto Stock Exchange and the American Stock Exchange.

- 30 -

For additional information, please contact:

CAMBIOR INC.
Martin Amyot
Manager – Investor Relations
Tel.:   (450) 677-2699
         1-866-554-0554
Fax: (450) 677-3382
E-mail: info@cambior.com
Website: www.cambior.com

PR-2005-17



9128000 N

EL ALISAR
Au - Cu porphyry

LA ARENA
Au - Cu porphyry

HUAMACHUCO

194
197
192
190
189
185
184
181
180
193
179
186
191
183
178
182
177
176
188
175
200
187
173
196
174
199
198
195

9127000 N

9126000 N

2005 RESOURCES
(cut off 0.25 g Au/t, oxide ore)

Measured & Indicated	23.8 M T @ 0.70 g Au/t	
	536,300 oz Au	
Inferred	2.3 M T @ 0.60 g Au/t	
	43,100 oz Au	

LA ARENA
Au breccia

815000 E

816000 E

0   250 m

**LA ARENA
CAMP SITE**

Quaternary	High Chargeability
Calipuy Volcanics	Final Pit 2005
Dacite/Diorite Porphyry	Fault
Farrat Formation	Road
Carhuaz Formation	River
Santa Formation	Previous DDH
Chimu Formation	DDH Completed – 2005 Phase II
Brecciated Sandstone	
Sandstone	
Chicama Formation	Oct. 2005

**Geology &
2005 Phase II
Drill Holes Completed
LA ARENA PROPERTY**

C/MBIOR

INTERCEPTION - LA ARENA Au-Cu PORPHYRY
(Executed up to September 30th, 2005)

Hole	From	To	Meters	Au g/t	Cu %
173	182	280	98	0.39	0.54
	290	308	18	0.21	0.44
	328	352	24	0.20	0.44
	358	366	8	1.03	0.92
174			low values		
175	20	32	12	0.43	0.92
	120	132	12	0.40	0.60
	160	176	16	0.59	0.67
	250	400	150	0.46	0.65
176	8	34	26	0.30	0.35
	280	292	12	0.18	0.44
177	248	260	12	0.66	0.40
	332	364	32	0.29	0.40
	368	382	14	0.38	0.64
	410	446	36	0.33	0.51
	454	476	22	0.30	0.49
178	14	22	8	0.38	0.82
	26	82	56	0.74	0.83
	102	114	12	0.29	0.41
179	30	40	10	0.31	0.05
	48	64	16	0.39	0.49
180			low values		
181	16	28	12	0.22	0.45
182	42	92	50	0.43	0.58
183	4	18	14	0.39	0.07
	18	26	8	0.43	0.52
184			low values		
185	10	20	10	0.36	1.15
186	-	12	12	0.31	0.05
	22	32	10	0.29	0.07
	38	46	8	0.32	0.08
	48	100	52	0.65	0.82
187	2	14	12	0.81	0.08
	14	26	12	0.46	0.57
	52	114	62	0.56	0.58
	152	212	60	0.32	0.35
188	186	216	30	0.46	0.61
	224	234	10	0.29	0.41
	252	300	48	0.38	0.52
	346	360	14	0.28	0.43
	384	400	16	0.31	0.50
189	6	18	12	0.28	0.56
190	-	14	14	0.70	0.11
	14	50	36	0.57	0.56
191			low values		
192	10	20	10	0.30	0.52
193	-	32	32	0.46	0.06
	42	50	8	0.31	0.61
194			low values		
196	18	62	44	0.21	0.39
	80	98	18	0.24	0.39
	110	160	50	0.28	0.51
	166	190	24	0.26	0.51
197	92	120	28	1.36	0.01
200	6	46	40	0.63	0.15
	46	64	18	0.41	1.77
	96	104	8	0.93	0.60
	114	214	100	0.38	0.52
	254	306	52	0.38	0.47

INTERCEPTION - LA ARENA Au DEPOSIT
(Executed up to September 30th, 2005)

Hole	From	To	Meters	Au g/t	Cu %
195			low values		
198			low values		
199			low values		